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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2004


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F             Form 40-F    X
                                 ------                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes           No   X
                                    -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -------



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                                 DOCUMENTS INDEX


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

DOCUMENTS       DESCRIPTION
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
1.              Press release dated September 27, 2004 -- AEterna Zentaris to
                Present New IN VITRO Data on Antiangiogenic Properties of
                Perifosine at Strategic Research Institute's Angiogenesis
                Conference

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                                                       [Aeterna Zentaris LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 418 652-8525 F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS TO PRESENT NEW IN VITRO DATA
ON ANTIANGIOGENIC PROPERTIES OF PERIFOSINE AT
STRATEGIC RESEARCH INSTITUTE'S ANGIOGENESIS CONFERENCE

CAMBRIDGE, MASSACHUSETTS, SEPTEMBER 27, 2004 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS) today announced that it will present new IN VITRO data on antiangiogenic properties of perifosine, the Company's novel, first-in-class, oral signal transduction/AKT inhibitor, at Strategic Research Institute's 2nd Annual Angiogenesis conference being held at the Hyatt Regency Hotel in Cambridge, MA. today.

Prof. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer of AEterna Zentaris and Prof. Marcel Verheij, M.D., Ph.D. of the Netherlands Cancer Institute, will present IN VITRO data demonstrating that perifosine inhibits (suppresses) the formation of new endothelial capillaries, characteristic of angiogenesis, which is considered to be an important process involved in the growth of solid tumors and their capability to metastasize (spread).

Previously reported IN VITRO data had demonstrated perifosine's ability to (i) modulate multiple key signal transduction pathways involved in growth/proliferation and survival of cancer cells; (ii) induce apoptosis (programmed cell death); and (iii) act as a radiosensitizer and to synergistically enhance radiation-induced apoptosis. Agents such as perifosine that possess antiangiogenic properties in addition to selective anti-tumor (cytotoxic) activity may potentially be more effective as cancer treatments, especially in combination with other cancer treatment modalities.

The IN VITRO data being presented today were generated in two established IN VITRO angiogenesis models using three different types of endothelial cells: the HMVEC (human microvascular endothelial cells), BAEC (bovine aortic endothelial cells) and HUVEC (human umbilical venous endothelial cells). The following observations were made: (i) perifosine is selectively (preferentially) taken up by and accumulates in proliferating endothelial cells as compared to confluent cells; (ii) perifosine induces a dose-dependent and preferential apoptotic effect in proliferating endothelial cells; and (iii) perifosine inhibits, in a dose-dependent manner, the length of capillary-like tubule formation, an essential step in angiogenesis.

Multiple Phase II trials are currently underway evaluating perifosine as a single agent and in combination with chemotherapy in several tumor types through collaboration with Keryx Biopharmaceuticals Inc. (Nasdaq: KERX) and the United States National Cancer Institute.


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                                                       [Aeterna Zentaris LOGO]

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris also owns 62% of Atrium Biotechnologies Inc., which develops, distributes and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS:

MEDIA RELATIONS                              INVESTOR RELATIONS
Paul Burroughs                               Jacques Raymond
(418) 652-8525 ext. 406                      (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com           jacques.raymond@aeternazentaris.com
----------------------------------           -----------------------------------

U.S. INVESTOR RELATIONS                      EUROPE
Lippert/Heilshorn & Associates               Matthias Seeber
Kim Golodetz                                 +49 69 42602 3425
(212) 838-3777                               matthias.seeber@zentaris.de
kgolodetz@lhai.com                           ---------------------------
------------------


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AETERNA ZENTARIS INC.



Date:  September 29, 2004                  By:  /s/ Mario Paradis
-------------------------                       --------------------------------
                                                Mario Paradis
                                                Senior Finance Director and
                                                Corporate Secretary